[On Nuveen Securities, LLC Letterhead]

February 6, 2014

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Nuveen Multistate Trust IV File No. 333-16615

Ladies and Gentlemen:

The undersigned, Nuveen Multistate Trust IV (the “Registrant”) and Nuveen Securities, LLC, the principal underwriter of Nuveen Kansas Municipal Bond Fund, Nuveen Kentucky Municipal Bond Fund, Nuveen Michigan Municipal Bond Fund, Nuveen Missouri Municipal Bond Fund, Nuveen Ohio Municipal Bond Fund and Nuveen Wisconsin Municipal Bond Fund, pursuant to the provisions of Rule 461 of the General Rules and Conditions of the Securities and Exchange Commission under the Securities Act of 1933, as amended, hereby respectfully request that the Securities and Exchange Commission grant acceleration of the effectiveness of Post-Effective Amendment No. 25 to the Registrant’s Registration Statement on Form N-1A (Registration No. 333-16615) so that the same may become effective at 8:00 a.m., Eastern Time on February 10, 2014, or as soon thereafter as practicable.

NUVEEN MULTISTATE TRUST IV

By:	/s/ Gifford R. Zimmerman
Gifford R. Zimmerman
Chief Administrative Officer

NUVEEN SECURITIES, LLC

By:	/s/ Gifford R. Zimmerman
Gifford R. Zimmerman
Managing Director and Assistant Secretary